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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(Check One): [_] Form 10-K [_] Form 20-F [_] Form 11-K
             [X] Form 10-Q [_] Form 10D  [_] Form N-SAR  [_] Form N-CSR

For Period Ended: June 30, 2008

             [_]  Transition Report on Form 10-K
             [_]  Transition Report on Form 20-F
             [_]  Transition Report on Form 11-K
             [_]  Transition Report on Form 10-Q
             [_]  Transition Report on Form N-SAR

For the Transition Period Ended: _________________________________

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

DLR Funding, Inc.
Full Name of Registrant:

DCM Enterprises
Former Name if Applicable:

1230 West Ash Street, Suite 3
Address of Principal Executive Office (Street and Number)

Windsor, Colorado 80550
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box, if appropriate)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.





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PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Registrant is presently preparing a Form 10-K covering periods since 2004, and expects it to be completed shortly. Concurrently, registrant is preparing its quarterly filing, thus resulting in a delay in filing.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

        Ginny Brinkman                   970                      686-1196
      --------------------       ----------------------       ------------------
            (Name)                    (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [ ] Yes [X] No

      10-K's for 2004, 2005, 2006 and 2007, and the Form Q for the 1st Quarter, 2008

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
      [ ] Yes [X] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.






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                                DLR FUNDING, INC.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  August 15, 2008                       By: /s/ Arnold F. Sock
       ---------------                           -------------------------------
                                                 Name: Arnold F. Sock
                                                 Title: Chief Executive Officer